For Immediate Release 15 May 2008

Cadbury plc Announces Board Changes and Strong First Half Trading

Cadbury plc (“Cadbury”) yesterday held its first Board meeting following the demerger of Americas Beverages and today announces the appointment of Guy Elliott, currently Chairman of Cadbury’s Audit Committee, as senior independent director when Roger Carr becomes Chairman on 21 July. The Board also announces that Bob Stack, executive director and Chief Human Resources Officer, intends to retire at the end of the year and leave the Board at that time. The Board has commenced a search for the appointment of two new non-executive directors, one of whom will be appointed Chairman of the Audit Committee.

Sir John Sunderland, speaking after his last Board meeting, said: “Following the demerger, I am very pleased to confirm that the new company is off to a strong start with revenues in the first half expected to be above the top end of our goal range and trading margins around 150 basis points ahead. This performance reflects the combination of increased marketing investment, higher pricing and successful early execution of our cost reduction initiatives.

“I’m delighted to be leaving the company in such good hands, with Roger Carr taking over as Chairman and Guy Elliott taking on the role of our senior independent director. I wish Todd, the executive team and employees continued success and good fortune in the future.”

Ends

For further information contact:

Cadbury plc	+ 44 20 7409 1313
http://www.cadbury.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Media Enquiries
Maitland	+ 44 20 7379 5151
Philip Gawith

Forward Looking Statements

Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and Circular and Prospectus filed with the UKLA on 19 March, 2008 and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes to Editors:

About Cadbury plc
Cadbury plc is the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.

About Guy Elliott
Guy Elliott, 52, was appointed to the Board of Cadbury Schweppes plc in July 2007. He is Finance Director of Rio Tinto plc and Rio Tinto Ltd. He has extensive international commercial and financial experience.